March 4, 2011

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on January 14, 2011 regarding Post-Effective Amendment No. 94 to the Registration Statement on Form N-1A for the American Beacon SiM High Yield Opportunities Fund, a new series of the American Beacon Funds (“Registrant” or “Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on November 30, 2010.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.
In the “Fee Table” under “Fees and Expenses of the Fund” on page one of the Fund Summary, please revise the “Total fund operating expenses after expense waiver and reimbursement” caption to “Total annual fund operating expenses after expense waiver and reimbursement.”

The Registrant has revised the applicable caption.

2.	Under “Principal Investment Strategies” on page two of the Fund Summary, please explain how the Fund intends to gain “exposure to non-investment grade securities” through investments in derivatives.

Securities and Exchange Commission
March 4, 2011

The Fund has revised the applicable disclosure.

3.	Under “Principal Investment Strategies” on page two of the Fund Summary, please indicate whether the value of derivatives will be counted toward the 80% test.

The Registrant has revised the applicable disclosure to indicate that the value of derivatives will be included in the Fund’s 80% test.

4.	Please confirm that the Fund’s disclosure with respect to investments in derivatives complies with the SEC Staff’s July 30, 2010 letter to the Investment Company Institute (“ICI Letter”).

Per the ICI Letter, the Registrant’s existing disclosure under “Principal Investment Strategies” lists the specific types of derivatives in which the Fund may invest.  The Registrant has revised the “Derivatives Risk” disclosure to address each type of derivative investment.  The Registrant confirms that the Fund’s disclosure with respect to derivatives, as revised in Post-Effective Amendment No. 98, complies with the ICI Letter.

5.	Under “Principal Risks” on page three of the Fund Summary, please delete “Investment Risk” if such risk disclosure is not applicable pursuant to Form N-1A.

The Registrant confirms that the above captioned risk disclosure is required pursuant to Item 4(b)(1)(iii) under Form N-1A, which requires disclosure that an investment in a fund is not insured by the Federal Deposit Insurance Corporation if a fund is “advised by or sold through an insured depository institution.”  Title 1000, Section 3 of the Federal Deposit Insurance Act (“Act”) defines “depository institution” as “any bank,” which is defined as any “national bank” or “state bank.”  Under the Act, a “state bank” includes “any bank, banking association, trust company, savings bank, [or] industrial bank . . . .”  Pursuant to the selling arrangements that are in place for the Fund, the Fund may be sold by various financial intermediaries through the trust department of any bank or through other trust companies.  Accordingly, the Registrant has retained “Investment Risk” in the Fund’s prospectus pursuant to Item 4(b)(1)(iii) of Form N-1A.

6.
With respect to “Liquidity Risk” under “Principal Risks” on page four of the Fund Summary, please: (1) add disclosure that the Fund will limit its investments in illiquid securities to 15% of the Fund’s net assets; and (2) consider combining “Liquidity Risk” and “Restricted Securities/Rule 144A Securities Risk.”

Pursuant to subsequent discussion with the Staff, the Registrant has deleted “Liquidity Risk” from the prospectus and added disclosure to “Market Risk” to indicate that certain securities may be difficult to “value and sell at favorable times or prices.”

Securities and Exchange Commission
March 4, 2011

7.
Please confirm whether restricted securities and municipal securities are part of the Fund’s principal investment strategy.  If so, please include a reference to such investments in the Fund’s Item 2 disclosure.  Please note that the Fund has included “Restricted Securities/Rule 144A Securities Risk” and “Municipal Securities Risk” under “Principal Risks” on page four of the Fund Summary.

As disclosed in the second and fourth paragraphs under “Principal Investment Strategies,” investments in Rule 144A securities and municipal obligations are part of the Fund’s principal investment strategy.

8.
In the section of the prospectus titled “Additional Information About the Fund,” please identify the principal investment strategies and risks and the non-principal investment strategies and risks that apply to the Fund.

Pursuant to Item 4 of Form N-1A, the Registrant has identified the principal investment strategies and risks of the Fund in the Fund Summary, under the “Principal Investment Strategies” and “Principal Risks” sections.  In this regard, the Registrant notes that the first sentence of the section titled “Additional Information About the Fund” states that the section provides a discussion of the Fund’s “principal strategies and risks.”

9.	In the section titled “The Sub-Advisor,” please provide the title and position of: (1) Mr. Pokrzywinski from 2009-2011; and (2) Mr. Placzek from 2010-2011.

The Registrant has revised the applicable disclosure.

10.	On the “Back Cover” of the prospectus please move the SEC File Number to appear under the last paragraph on that page.

The Registrant has revised the applicable disclosure.

Statement of Additional Information

11.	In the “Disclosure of Portfolio Holdings” section, please state that the Fund’s Manger and Sub-Advisor have access to portfolio holdings information without lag.

The Registrant has clarified the existing disclosure regarding the Manager’s and Sub-Advisor’s access to portfolio holdings information to indicate that they have access to portfolio holdings information on an intraday basis without lag.

12.	Under “Trustees and Officers of the Trust,” please confirm that the section complies with revised Item 17(b) of Form N-1A with respect to disclosure of the Fund’s leadership structure.

Securities and Exchange Commission
March 4, 2011

The Registrant confirms that the statement of additional information includes information regarding the Fund’s leadership structure pursuant to Item 17(b) of Form N-1A.

13.
Please revise the “Principal Occupation(s) During Past 5 Years and Current Directorships” column heading in the Trustee Table to include all directorships held during the past five years, in addition to current directorships.

The Registrant has revised the applicable disclosure.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,
/s/ Francine J. Rosenberger
Francine J. Rosenberger
cc: Rosemary Behan
John Okray
American Beacon Advisors, Inc.